                                                   ----------------------------
              UNITED STATES                                OMB APPROVAL
   SECURITIES AND EXCHANGE COMMISSION              ----------------------------
        Washington, D.C.  20549                      OMB Number:    3235-0058
                                                     Expires:   June 30, 1991
                                                   ----------------------------

                                                   ----------------------------
               FORM 12b-25                                SEC FILE NUMBER
                                                             0-10831
                                                   ----------------------------

      NOTIFICATION OF LATE FILING                  ----------------------------
                                                           CUSIP NUMBER

                                                   ----------------------------

(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K
              [X] Form 10-Q  [_] Form N-SAR

              For the Period Ended:  SEPTEMBER 30, 1994
                                   -----------------------------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                              ---------------------------------

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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
- - - - --------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
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Full Name of Registrant


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Former Name if Applicable

5520 LBJ FREEWAY, SUITE 430
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Address of Principal Executive Office (Street and Number)

DALLAS, TEXAS  75240
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
[X] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

        CONCAP EQUITIES, INC. ("CEI") IS THE GENERAL PARTNER OF THE PARTNERSHIP AND 13 AFFILIATED PUBLIC PARTNERSHIPS. SEVERAL OF
        THE AFFILIATED PARTNERSHIPS HAVE HAD INCREASED REPORTING REQUIREMENTS IN THE PAST YEAR. AS A RESULT, CEI IS UNABLE TO FILE THE
        PARTNERSHIP'S QUARTERLY REPORT WITHIN THE PRESCRIBED TIME PERIOD.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          PATRICIA L. CAMPBELL              214               702-3200
     --------------------------------   -------------   ----------------------
                (Name)                   (Area Code)      (Telephone Number)

(2)  Have all other periodic reports under Section 13 or
     15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the registrant was required to
     file such reports) been filed? If answer is no,
     identify report(s).                                     [X] Yes  [ ] No

     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding
     period for the last fiscal year will be
     reflected by the earnings statements to be
     included in the subject report or portion thereof?      [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
        ---------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  NOVEMBER 15, 1994                   By  /s/ PATRICIA L. CAMPBELL
     ----------------------------------      -----------------------------------
                                             PATRICIA L. CAMPBELL
                                            VICE PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

___________________________________ATTENTION____________________________________
          Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
________________________________________________________________________________

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                 ---------------------------------------------
                                  FORM 12b-25
                                  -----------
                          PART IV - OTHER INFORMATION
                          ---------------------------


ITEM 3.
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

                                FOR THE THREE MONTHS       FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30,       ENDED SEPTEMBER 30,
                                ---------------------     --------     --------
                                  1994         1993         1994         1993
                                --------     --------     --------     --------
                                    (in thousands)            (in thousands)
Total revenues...............   $  1,260     $  1,225     $  3,145     $  4,717
Total costs and expenses.....        365          505        1,115        1,487
                                --------     --------     --------     --------
Income from operations.......        895          720        2,030        3,230
Other income.................          -            -           56            -
Gain on sale of investments..          -            -            -           17
                                --------     --------     --------     --------

Net income (loss)............   $    895 *   $    720     $  2,086     $  3,247
                                ========     ========     ========     ========


*  As currently estimated.


Significant Changes in Results of Operations
- - - - --------------------------------------------

For the three months ended September 30, 1994, net income increased $175,000 primarily due to the Partnership's recognition of a $100,000 loss provision on investments in the third quarter of 1993 and a decrease in administrative expenses of $51,000.

For the nine months ended September 30, 1994, net income decreased $1.2 million primarily because Master Loan payments made by Consolidated Capital Equity Partners ("CCEP") decreased $1.4 million. CCEP's Master Loan payment decreased because CCEP made advances of $589,000 on the note receivable secured by the Carlton House Apartment and Office Building ("Carlton House") to pay Carlton House's real estate taxes in order to protect its interest in the note receivable. The remainder of the decrease in Master Loan payments is primarily attributable to increased refurbishments and replacements and an increase in general property expenses on the CCEP properties securing the Master Loan.